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                              June 16, 2023

       Ignacio Rosado
       Chief Executive Officer
       Nexa Resources S.A.
       37A, Avenue J.F. Kennedy
       L-1885, Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Nexa Resources S.A.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed March 20,
2023
                                                            File No. 001-38256

       Dear Ignacio Rosado:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       I. Information on the Company
       Business Overview, page 23

   1. Please expand your disclosure to include the point of reference selected by the qualified person with respect to
your mineral resources and your mineral reserves as required by
                                                        Item 1303(b)(3)(v) and
Item 1304(d)(1) of Regulation S-K.

                                                        For example, clarify if
mineral resources and mineral reserves are presented as saleable materials, mill feed
materials, in situ materials that have no modifications due to mining dilution, mining
losses, process losses, or other point of reference.

                                                        This disclosure should
be included with each mineral resource table and each mineral reserve table so that a
reader may readily assess the quantities of minerals recoverable
 Ignacio Rosado
FirstName  LastNameIgnacio Rosado
Nexa Resources  S.A.
Comapany
June       NameNexa Resources S.A.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
         from the reserves or resources being disclosed at the end of each period.
2. We note that you disclose the net differences in resources or reserves for each material property, although do not provide complete reconciliations or explanations for the changes that occurred during the periods that are covered by your report.

         Please expand your disclosure to include all of the information required by Item 1304(e)
         of Regulation S-K regarding the annual resource and reserve reconciliations.

         For example, your disclosures should include the mineral resources or reserves at the end of the last two fiscal years, the net differences, also expressed as a percentage, and explanations for all material changes. The Cerro Lindo table on page 33, which indicates a reduction in total tonnage and an increase in contained zinc, should also be accompanied by an explanation for the increase in contained zinc.

         Please ensure that similar disclosures are provided for each material property.
3. Please file a technical report summary for each material property as required by Item
         1302(b)(2)(i) of Regulation S-K. To the extent that you are relying on a previously filed technical report summary, disclose the name, date, and source of the technical report summary and include a reference to the report in your exhibit index. Operating and Financial Review and Prospects
Executive Summary, page 99

4. We note your disclosure stating that despite several challenging economic circumstances during 2022, "...we achieved the highest Adjusted EBITDA in our history, US$760.3 million, up 2.2% compared to 2021, and we generated net cash from operating activities of US$266.6 million," although you do not include the most directly comparable IFRS measure, nor disclose that Adjusted EBITDA would have been 6.5% lower than in 2021, had you not adjusted the composition of the measure during the fourth quarter of 2022, nor provide clarification that operating cash flows had declined 46% compared to 2021.

         We see that you refer to net income for 2022 on page 100, and provide another reference to the increase in your Adjusted EBITDA measure, although also without clarifying how
         Adjusted EBITDA would compare in the absence of your recent change in compilation, and without clarifying that net income for 2022 had declined 51% compared to 2021.

         We believe that you should revise your discussion and analysis to include a more balanced assessment of your results of operations, particularly with regard to your emphasis on non-GAAP measures, which should clarify the effects of your decision to alter the composition of the measure, include a presentation having equal or greater prominence of the most directly comparable IFRS measure, and provide comparative metrics for measures regardless of whether the measures are more or less favorable.
 Ignacio Rosado
FirstName  LastNameIgnacio Rosado
Nexa Resources  S.A.
Comapany
June       NameNexa Resources S.A.
     16, 2023
June 16,
Page 3 2023 Page 3
FirstName LastName
         Please refer to Item 10(e)(1)(i)(A) and 3(i) of Regulation S-K, applicable via General
         Instruction C(e) to Form 20-F, and the answer to Question 102.10(a) of our Compliance and Disclosure Interpretations (C&DIs) for Non-GAAP Measures for further guidance.
Results of Operations, page 110

5. Please expand your discussion and analysis to clarify the extent to which changes in revenues and costs of sales are attributable to changes in volumes vs changes in prices, and to clarify the extent to which the changes correlate with geological features of the ore body or are reflective of a trend, to comply with Item 5 of Form 20-F.

         This guidance requires "quantitative and qualitative description of the reasons underlying material changes, including where material changes within a line item off set one another,
         to the extent necessary for an understanding of the company   s
business" and that your
         disclosures "focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."
6. We note that your tabulation of segment results on page 14 includes a footnote referring to
         Note 2 in your financial statements for explanations of the adjustments to net revenues, cost of sales, and gross profit, although there does not appear to be any associated explanations in that location.

         Please revise your discussion and analysis and your disclosures in
Note 2 to include
         sufficient details to understand the nature of these adjustments. Non-IFRS Measures and Reconciliation, page 115

7. We note your disclosure explaining that you revised your definition of Adjusted EBITDA during the fourth quarter of your recently completed fiscal year "to provide a better understanding" of your operational and financial performance, and we see that you have retained prior disclosure indicating that you may also elect to exclude the effects of
         "certain types of transactions" that you believe are not indicative of normal operating activities, or that do not necessarily occur on a regular basis.

         However, it is unclear which rationale corresponds with each adjustment reflected in your reconciliation and we note that various adjustments mentioned in your description of the measure and those that appear in your reconciliation do not fully coincide.

         Please revise your disclosures to clarify which adjustments are encompassed within your definition of Adjusted EBITDA, and which adjustments are incremental (i.e. those that you have elected to include because they are not indicative of normal operations or that do not necessarily occur on a regular basis), and explain to us how the apparent fluidity in the manner by which you compute the measure is consistent with your stated purpose of presenting a measure that "facilitates period-to-period comparisons on a consistent basis."
 Ignacio Rosado
Nexa Resources S.A.
June 16, 2023
Page 4
         Tell us how your changes to the composition of the measure provide a better understanding of your operational and financial performance, and how your Adjusted
         EBITDA measure reflects your "cash generation potential" from operational activities, as disclosed on page 115. Also provide us with a detailed illustration of these effects and a detailed explanation of how these qualities are incremental to those provided by the IFRS income and cash flow measures in your financial statements, in your view.
8. With regard to the revised 2021 and 2020 measures on page 116, compared to those previously reported for these periods, and to the extent adjustments are being made in
         2022 that previously had not been made in earlier periods, tell us whether the reason for the adjustment is (i) to provide a better understanding, (ii) not indicative of normal operations, or (iii) does not occur on a regular basis. To the extent that your adjustments reflect a composition of costs, tell us your rationale as it relates to each component.

         For example, on page 13 of your financial statements you indicate the adjustment for
         'Aripuan   pre-operating expenses and ramp-up impacts' of $87.5
million for 2022 is made
         because these do not reflect normal operating activities, though it includes USD 42,785
         related to idleness of the mine   s and plant   s capacity, USD 8,916
in other pre-operating
         expenses, and a USD 35,838 provision of inventory to net realizable value.

         Given that you are engaged in mining operations and considering the typical life-of-mine phases, explain to us why you believe costs incurred to ready or commence operations at
         the Aripuan   mine would not be fully characteristic and reflective of
current operations,
         considering your ownership interests in the Aripuan   mine.

         Please also address the guidance in the answer to Question 100.01 of the our Non-
         GAAP C&DIs, as it concerns the propriety of making adjustments in compiling a non-
         GAAP performance measure to exclude an operating expense that occurs repeatedly, occasionally, or at irregular intervals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any questions on the engineering related comments. You may contact Mark Wojciechowski, Staff Accountant, at
(202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameIgnacio Rosado                                Sincerely,
Comapany NameNexa Resources S.A.
                                                                Division of
Corporation Finance
June 16, 2023 Page 4
FirstName LastName
                                                                Office of
Energy & Transportation